SUB-ITEM 77D--Policies with Respect to Security Investments



On May 20, 2003, the Fund's Board of Directors approved a non-fundamental investment restriction for the International Focus Portfolio to prohibit pledging, mortgaging or hypothecating its assets except to secure permitted borrowings or as otherwise permitted under the 1940 Act.
On May 20, 2003, the Fund's Board of Directors approved a non-fundamental investment restriction for the International Focus Portfolio to prohibit investing in other investment companies except to the extent permitted by the Investment Company Act of 1940